Exhibit 4.9



ALCON, INC.
Bösch 69
P.O. Box 62
CH-6331 Hünenberg
Switzerland

Telefon 041-785-8888
Telefax 041-785-8889

December 6, 2004

Mr. T.R.G. Sear
c/o Alcon
6201 South Freeway
Fort Worth, TX 76134

Services Agreement

Dear Mr. Sear:

By this letter, Alcon, Inc. ("Alcon") wishes to confirm and express our agreement by which you have been retained by Alcon as the Chairman of its Board of Directors from January 1, 2005 until the Annual General Meeting of Shareholders to be held in May 2005. During the term of this Agreement, you will be paid US$240,000.00 plus a car allowance of US$12,500. Payment will be made to you over a period of four (4) months beginning January 1, 2005 with the final payment being made by April 30, 2005. In addition to the forgoing amounts, Alcon will also reimburse you for reasonable travel expenses associated with your Board service.

You and Alcon agree that the relationship created by this Agreement between you and Alcon is that of independent contractor. As such, you are not entitled by virtue of this Agreement to participate in any group insurance, unemployment insurance, pension plans, profit sharing trusts, or any other fringe benefits provided by Alcon to its employees other than working condition fringes and de minimis fringes that may be provided on a tax-free basis to independent contractors. Notwithstanding the foregoing, you are currently covered by Directors and Officers insurance which coverage shall continue through your tenure as Chairman of the Board of Directors and thereafter as long as the policy remains in force. Alcon may deduct and withhold applicable income taxes and social taxes if required. Nothing in this Agreement shall be construed to ascribe to you a status other than that of independent contractor.

The term of this Agreement shall commence on January 1, 2005, and shall, if not renewed or extended, terminate on the date of the Annual General Shareholders Meeting to be held in May 2005 after the election of a new Chairman of the Board. Notwithstanding the foregoing, this Agreement may be terminated by either party hereto at any time, upon the giving of thirty (30) days written notice to the other. In the event this Agreement is terminated, for whatever reason, both parties shall be released of all duties or obligations assumed hereunder, except Alcon's obligation to make payment for services rendered.

In addition, at the end of the term of this Agreement, and for a period of five (5) years thereafter you will continue to have access to Alcon locations for the purpose of meeting with Alcon employees, Board members, customers and representatives of charitable organizations whose mission is preserving and restoring sight and personal use, if you so choose. Use and your presence in the office will be at your discretion. You will not be compensated for time spent at the Alcon location.

If the foregoing meets with your approval and acceptance, please signify the same in the manner and space provided below on the duplicate copy provided herewith, and return same to the undersigned.

Very truly yours,

ALCON, INC.

/s/ Cary Rayment
Cary Rayment
President and CEO

ACCEPTED:

/s/ TRG Sear   12/08/04
TRG Sear   Date